

May 18, 2011

Via Fax
Mr. Thomas J. Madden
Executive Vice President and Chief Financial and Accounting Officer
PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074

> **Re: PFSweb, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-28275**

Dear Mr. Madden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

1.   We note that your discussion of cash provided by operating activities is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows as it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures

should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See Section IV.B.1 of SEC Release 33-8350.

Item 1. Business

Clients and Marketing, page 11

2.   You disclose in a risk factor on page 20 that in fiscal 2010 four clients represented approximately 33% of your service fee revenue and three clients represented 37% of your product revenue. You also disclose in Note 3 to your financial statements that one product revenue customer represented 11% of your consolidated total net revenue in each of fiscal 2009 and 2010. Please tell us what consideration you gave to disclosing your dependence on certain customers in this section. Refer to Item 101(h)(4)(vi) of Regulation S-K. Also, we note the disclosure on page 46 that you are dependent upon the continuation of multiple arrangements with IBM and IPS. We also note that IPS, which had formerly been a joint venture between Ricoh Company and IBM, became a wholly owned subsidiary of Ricoh Company in June 2010. Please tell us if this change in IPS' ownership has affected your arrangements with either IPS or IBM.

Notes to Consolidated Financial Statements

General

3.   We note that you have provided Condensed Financial Information of the Registrant in Schedule I. Please tell us how you considered the disclosures required by Rule 4-08 (e)(3)(ii) of Regulation S-X.

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 44

4.   We note you disclose on page 26 that revenues from your Agent or Flash model are recorded on a gross or net basis depending on the contract terms. Considering your clients maintain ownership of the inventory please explain to us how you would meet the criteria for gross reporting in ASC 605-45-45.

Note 9. Commitments and Contingencies, page 58

5.   With respect to the eCOST matter, please note that if there is a reasonable possibility that a loss may have been incurred and the amount of that loss would be material, you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that any losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y. As part of your response, please tell us whether you considered your

insurance coverage when determining the materiality of the contingency for disclosure purposes.

Note 12. Discontinued Operations, page 60

6.   Tell us how you determined that the remaining $0.8 million goodwill balance associated with eCOST.com was not impaired at December 31, 2010. In this regard, based on your purchase price of $2.3 million and the assets of discontinued operations of $3.9 million it is unclear to us how the remaining balance was not impaired as of December 31, 2010.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62

7.   We note that your CEO and CFO concluded that your disclosure controls and procedures as of December 31, 2010 were "effective, at a reasonable assurance level, to ensure that information required to be disclosed in the reports that [you] file and submit under the Exchange Act (i) is recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to [your] management, including [your] Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." Please confirm, if true, that your officers concluded your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, then you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your future filings accordingly. Please note that similar revisions should be made to the Item 4 disclosures in your Forms 10-Q.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures, page 25

8.   We note your statement that "no significant changes were made to [your] internal controls or other factors that could significantly affect these controls subsequent to the date of your evaluation." In addition, we note from your disclosure under "Changes in Internal Control over Financial Reporting" that "there have been no changes in [your]

internal controls over financial reporting…" Please confirm that your assertions under Changes in Internal Control over Financial Reporting are correct. If so, revise your future filings to remove the reference to "significant changes" within your Disclosure Controls and Procedures discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ffiling; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney.. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief